August 5, 2022

Bradley Ecker, Esq. Geoffrey Kruczek United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, DC 20549-3010
Re:	ALR Technologies SG Pte. Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed on June 21, 2022 File No. 333-265166

Dear Mr. Ecker and Mr. Ingram:

By your letter dated July 15, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Amendment No. 1 Registration Statement on Form F-4 (“Amendment 1”) submitted on June 21, 2022 by our client, ALR Technologies SG Pte. Ltd. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the Amendment No. 2 to the Registration Statement (“Amendment 2”) and to the prospectus included therein.

Concurrently herewith, we are submitting Amendment No. 2 electronically via the EDGAR system. The changes made in Amendment 2 reflect the responses of the Comment to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Forward Looking Statements, page 1

1.	Considering this appears to be the initial offering of this registrant, it also appears the safe harbors to which you refer do not apply. Please revise to remove those references.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure under the heading “Forward Looking Statements” and removed the subject references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Business, page 80

2.	We note your disclosure that in 2020 you “initiated a clinic pilot with Singapore General Hospital to prove the efficacy of the ALRT Diabetes Solution in insulin-treated diabetes patients.” Please update your disclosure to describe the status of such clinic pilot.

Response:

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 79 of Amendment 2.

Manufacturers, page 87

3.	We note your disclosure that you have “entered into an agreement with Bionime Corporation to market and sell the ALRT Diabetes Solution to diabetes patients of private physicians in Singapore.” Please revise to describe the material terms of this agreement, including the respective rights and obligations of each party. Also revise to describe the amount of sales that were generated pursuant to this agreement.

Response:

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 80 and 87 of Amendment 2.

General

4.	We note the tax consequences to U.S. Holders described beginning on page 35. Please revise to clarify whether these consequences were considered in proposing and approving the reincorporation. Also revise to describe the tax consequences to your controlling shareholders as a result of the reincorporation.

Response:

The Company respectfully notes the Staff’s comment and has revised the Section entitled Consequences of the Reincorporation Merger to U.S. Holders on page 35 to provide the requested clarification. Additionally, the Section entitled Consequences of the Reincorporation Merger for Non-U.S. Holders on page 37 has been revised to clarify that the controlling shareholders of ALR Nevada are Non-U.S. Holders and therefore subject to the tax consequences, if any, applicable to other Non-U.S. Holders.

General

5.	Please file as an exhibit the agreement referenced in the Form 8-K filed by ALR Nevada on July 5, 2022.

Response:

The Company respectfully notes the Staff’s comment, however, the Manufacturing and Supply Agreement with Infinovo Medical Co., Ltd. was terminated on August 1, 2022, and the parties are now working on completing a new agreement. Accordingly, the agreement has not been attached as an exhibit to Amendment 2. Additionally, a description of the termination of the agreement, and the Company’s intention to enter into a new agreement with Infinovo has been added to the disclosure related to Animal Health on page 80 of Amendment 2, and a reference to the agreement has been added to the disclosure related to Manufacturers on page 87 of Amendment 2.

General

6.	Please include a revised filing fee table to account for the increased number of shares you intend to issue in the reincorporation merger, as compared to your initial filing on Form F-4.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the filing fee table to account for the increased number of shares the Company intends to issue.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (435) 674 0400 or rick.guerisoli@dentons.com.

Very truly yours, /s/ Rick Guerisoli Rick Guerisoli

cc: Steve Brassard

ALR Technologies SG Pte. Ltd.